FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
LAKE LINDSAY METALLURGICAL COAL PROJECT TO PROCEED
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of October 20, 2005
Commission File Number           09929
Mitsui & Co., Ltd.
(Translation of registrant’s name into English)
2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: October 20, 2005

MITSUI & CO., LTD.
By:	/s/ Kazuya Imai
	Name:	Kazuya Imai
	Title:	Executive Director Senior Executive Managing Officer Chief Financial Officer

October 20, 2005
Mitsui & Co., Ltd.
For immediate release
To whom it may concern
LAKE LINDSAY METALLURGICAL COAL PROJECT TO PROCEED
Mitsui & Co., Ltd. (Mitsui) announces that approval has been granted to proceed with the A$674 million (A$202 million by Mitsui) Lake Lindsay metallurgical coal project in Bowen Basin, Central Queensland, Australia.
The Lake Lindsay project consists of a new mining area at the German Creek complex, owned by Mitsui Coal Holdings (30%), a wholly owned subsidiary of Mitsui, and Anglo Coal Australia (70%), of which the parent company is Anglo American plc (Anglo). Mitsui and Anglo will increase their annual saleable production at German Creek from 6 to 10 million tonnes (“Mt”) per annum. The additional annual production will comprise 3.7 Mt of metallurgical coal and 0.3 Mt of thermal coal.
The Lake Lindsay project will also extend the mine life at German Creek by some 11 years, maintaining production until 2027 and realise marketing, infrastructure and operational synergies from the existing operations. The capital expenditure program will include new mining equipment, with significant expenditure on coal transport infrastructure and coal preparation and handling facilities.
Construction is due to start later this year with production coming on stream in late 2006.
This is the second major new project being undertaken by Mitsui and Anglo in Australia following the announcement of the Dawson Project late last year. The Lake Lindsay project will enhance strategic growth of Mitsui’s investment in coal business, especially in the metallurgical coal market.
Mitsui intends to increase its “Equity Coal” tonnage from its current level of 8Mt through further investments including development of greenfield mining projects as well as expansion of existing mines.
For further information, please contact
Mitsui & Co., Ltd.
Corporate Communications Division
Tel: +81-3-3285-7562
Investor Relations Division
Tel: +81-3-3285-7910

LAKE LINDSAY FACT SHEET
Location:     Approximately 21 kilometres south-west of the township of Middlemount and 70 km north-west of Emerald within the Bowen Basin in Central Queensland of Australia
Mine site:     The Lake Lindsay project was formerly owned by Wesfarmers Curragh Pty Ltd and was known as the ‘Girrah’ project. Anglo Coal and Mitsui acquired it in early 2003 from Wesfarmers. Since that time the parties have undertaken extensive exploration on the site and prepared a detailed feasibility study, which has led to the go ahead for the Lake Lindsay open-cut mine project.
Production estimates:     Lake Lindsay will add three new metallurgical coal products to the German Creek. Annual saleable production will be 4Mtpa, comprising 1.9 Mt of hard coking coal, 1.8 Mt of PCI specification coal and 0.3 Mt of export thermal coal.
Mitsui’s Coal Mining Projects with Major Mining Companies in Australia

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